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                                                                      EXHIBIT 12


                              VORNADO REALTY TRUST

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND
                            PREFERRED SHARE DIVIDEND
                                  REQUIREMENTS


                                                                               DECEMBER 31,
                                                  ----------------------------------------------------------------------
                                                    1999           1998*           1997*          1996*          1995*
                                                  ---------      --------       --------       ---------       ---------
     EARNINGS:
     Net income applicable to common
          shareholders                            $ 169,081      $131,164       $ 45,474       $  61,364       $  53,008
     Minority interest not reflected in fixed
          charges below                              14,428         3,732             --              --              --
     Equity in income from certain
          partially owned entities in excess
          of distributions                          (16,391)         (983)        (1,325)         (1,108)          2,389
     Fixed Charges                                  227,459       152,217         66,397          17,214          17,333
                                                  ---------      --------       --------       ---------       ---------
     Earnings                                     $ 394,577      $286,130       $110,546       $  77,470       $  72,730
                                                  =========      ========       ========       =========       =========

     FIXED CHARGES:
     Interest and debt expense                    $ 141,683      $114,686       $ 42,888       $  16,726       $  16,426
     Capitalized interest                             7,012         1,410             --              --             442
     Preferred stock dividends                       33,438        21,690         15,549              --              --
     Preferred unit distributions reflected
          in  minority interest                      40,570        12,452          7,293              --              --
     1/3 of rent expense--interest factor             4,756         1,979            667             488             465
                                                  ---------      --------       --------       ---------       ---------
     Total Fixed Charges                          $ 227,459      $152,217       $ 66,397       $  17,214       $  17,333
                                                  =========      ========       ========       =========       =========

     Ratio of Earnings to Fixed Charges                1.73          1.88           1.66            4.50            4.20
                                                  =========      ========       ========       =========       =========

     Rent Expense                                 $  14,268      $   5,937      $   2,001      $   1,465       $   1,395
                                                 ==========      =========      =========      =========       =========

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     *   Restated to reflect equity in income from certain partially owned entities in excess of distributions and preferred unit distributions.